September 30, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:   Michael Volley

Amit Pande

Re:	Brookfield Wealth Solutions Ltd. (formerly known as Brookfield Reinsurance Ltd.)

Form 20-F for the Fiscal Year Ended December 31, 2023 filed March 28, 2024

File No. 001-40509

Dear Ladies and Gentlemen:

On behalf of Brookfield Wealth Solutions Ltd. (formerly known as Brookfield Reinsurance Ltd.) (the “Company”), please find responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 9, 2024, with respect to the Company’s Form 20-F (File No. 001-40509) (“Form 20-F”) for the Company’s fiscal year ended December 31, 2023, filed with the Commission on March 28, 2024. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2023

Bermuda Tax Risks—Our company will be subject to corporate income tax in 2025, page 48

1.

Please revise future filings to more clearly explain the reasonably likely impact on your tax obligations of BEPS, the Bermuda Tax Act, EUTPA and any other material tax law or regulation. More clearly explain if the “assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, then the imposition of any such tax shall not be applicable to the company or to any of its operations or its shares, debentures or other obligations, until March 31, 2035” results in any official tax regulations not being applicable for you and how the assurance will impact your current and future tax obligations. Please ensure your disclosure in risk factors is consistent with information disclosed in Note 22 Income Taxes in your financial statement notes.

The Company acknowledges the Staff’s comment and advises the Staff that in future filings, beginning in the next annual filing on Form 20-F for the year ended December 31, 2024, the Company will revise its disclosure to more clearly explain the reasonably likely impact of material tax laws on its tax obligations, including the impact of Pillar II and the Exempted Undertakings Tax Protection Act 1966 (as amended) (“EUTPA”). In addition, the Company will ensure that its disclosure in risk factors is consistent with information disclosed in Note 22 Income Taxes in its financial statement notes.

4.B Business Overview, page 56

2.

Please revise future filing to provide relevant information about your mortgage and private loan portfolios. For example, discuss the type of borrowers, type of collateral, industry sectors, whether loans have fixed or variable rates, contractual maturities, etc. Please provide us your proposed revised disclosure.

The Company acknowledges the Staff’s comment and advises the Staff that in Note 5 and 6 to the Company’s financial statements, the Company provides certain information with respect to its mortgage and private loan portfolios. In addition, the Company advises the Staff that the Company provided further detail on its mortgage and private loan portfolios in its interim filing for the quarter ended June 30, 2024 and that was included in its Form 6-K filed on August, 14, 2024 that was not previously included in its Form 20-F. Such further information, which the Company will continue to include in future filings, includes (i) a breakdown of commercial and residential mortgage loans, (ii) a breakdown of commercial mortgage loans by geographic distribution and property type, and (iii) amortized cost basis by origination year table now broken out between commercial and residential mortgage and includes a further breakdown based on days outstanding.

Beginning in the next annual filing on Form 20-F for the year ended December 31, 2024, the Company will revise the Business Overview (under the Investment Strategy section) to include information about its mortgage and private loans portfolios and to cross-reference to notes to the Company’s financial statements where further detail is provided on its mortgage and private loan portfolios as set forth below:

“Our investment strategy includes investments into commercial and residential mortgage loans as well as private loans with maturities ranging from one-year to greater than 30 years. Our loan portfolio consists of both fixed and variable rate notes with borrowers across diverse geographical locations and property types. Generally, mortgage loans are collateralized by the related property. Please refer to Note 5 and 6 of the Notes to the Financial Statements for additional information on our mortgage and private loan portfolios.”

4.C Organizational Structure, page 77

3.

We note you disclose throughout the filing that “each class A exchangeable share is structured with the intention of providing an economic return equivalent to one Brookfield Class A Share.” Please revise future filings to more clearly describe the terms or structure of Class A exchangeable shares that result in the shares having equivalent economic returns. Please provide us your proposed revised disclosure.

The Company acknowledges the Staff’s comment and advises the Staff that the Company believes that each class A exchangeable share has been structured with the intention of providing an economic return equivalent to one Brookfield Class A Share because, and as disclosed on pages 13 and 78 of the Form 20-F, (i) each class A exchangeable share is exchangeable with Brookfield Corporation at the option of the holder for one Brookfield Class A Share (subject to adjustments to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of Brookfield Corporation), subject to certain limitations and (ii) it is the intention that distributions on the class A exchangeable shares are paid at the same time and in the same amount as dividends on the Brookfield Class A Shares.

In future filings beginning with its next annual filing for the year ended December 31, 2024, the Company will include the following language (as appropriate) in areas of the filings where there is a discussion of each exchangeable share being structured to provide an economic return equivalent to a Brookfield Class A Share:

“Each exchangeable share has been structured with the intention of providing an economic return equivalent to one Brookfield Class A Share due to each exchangeable share (i) being exchangeable at the option of the holder for one Brookfield Class A Share or its cash equivalent (the form of payment to be determined at the election of Brookfield Corporation), subject to certain limitations as more fully described in this Form 20-F, and (ii) receiving distributions at the same time and in the same amounts as dividends on the Brookfield Class A Shares.”

MD&A - Line of Business - Direct Insurance, page 89

4.

Please revise future filings to provide a breakdown of net premiums by product or other relevant characteristic for each period presented to allow and investor to understand your key products and trends. Please discuss the underlying reasons for material trends. Please provide us your proposed revised disclosure.

The Company acknowledges the Staff’s comment and advises the Staff that in future filings, beginning with its next interim filing for the quarter ended September 30, 2024, will revise the line of business section within the MD&A to include a breakdown of net premiums by product and, to the extent material, will disclose any trends identified in the net premiums by product.

The Company proposes to include the following tabular information and related commentary in future filings (and such related commentary to be revised as appropriate to reflect any identified material trends and primary drivers):

Net Premiums

Please see table below for a breakdown of net premiums by product:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2023		2022		2021
Net premiums
Annuities
Retail[1]
Fixed Rate	[XX	]	[XX	]	[XX	]
Fixed Index	[XX	]	[XX	]	[XX	]

Total Retail Annuities	[XX	]	[XX	]	[XX	]

Institutional
Pension Risk Transfer[2]	[XX	]	[XX	]	[XX	]

Total Institutional Annuities	[XX	]	[XX	]	[XX	]

Total Annuities	[XX	]	[XX	]	[XX	]

Whole Life and Others	[XX	]	[XX	]	[XX	]
Property and Casualty
Property	[XX	]	[XX	]	[XX	]
Liability	[XX	]	[XX	]	[XX	]
Professional	[XX	]	[XX	]	[XX	]
Specialty	[XX	]	[XX	]	[XX	]

Total Property and Casualty	[XX	]	[XX	]	[XX	]

Total	[XX	]	[XX	]	[XX	]

1.	Premiums received from retail annuities are generally recorded as deposits and are not included in net premiums.

2.	Premiums may differ from gross annuity sales, since premiums are recognized as revenue when due while they are included in sales upon deal close, which is confirmed by the counterparty.

2023 vs. 2022

For the year ended December 31, 2023, we reported total net premiums of $[XX] million, compared to net premiums of $[XX] million in the prior year. The increase of $[XX] million is primarily due to growth within the annuities segment as we continue to scale our pension risk transfer business. The growth was partially offset by a reduction of $[XX] million within our property and casualty segment driven by additional reinsurance purchased on certain liability lines.

2022 vs. 2021

For the year ended December 31, 2022, we reported total net premiums of $[XX] million, compared to net premiums of $[XX] million in the prior year. The increase of $[XX] million is primarily due to the contribution by American National following the acquisition on May 25, 2022.

5.

Please revise here or your Business Overview section in future filings to provide quantitative information related to the sale of annuities by product type or other relevant characteristic for each period presented to allow an investor to understand your key products and relevant trends. Please also revise to discuss the underlying reasons for any material trends. Please provide us your proposed revised disclosure.

The Company acknowledges the Staff’s comment and advises the Staff that in future filings, beginning with its next interim filing for the quarter ended September 30, 2024, the Company will revise the line of business section within the MD&A to provide quantitative information related to the sale of annuities by product type and, to the extent material, will disclose any trends identified by product.

The Company proposes to include the following tabular information and related commentary in future filings (and such related commentary to be revised as appropriate to reflect any identified material trends and primary drivers):

Gross Annuity Sales

Gross annuity sales are comprised of all products’ deposits, which generally are not included in revenues on the consolidated statement of operations. Gross annuity sales include directly written business, flow reinsurance assumed as well as premiums and deposits generated from assumed block reinsurance transactions.

Please see table below for a breakdown of gross annuity sales:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2023		2022		2021
Gross Annuity Sales
Annuities
Retail
Fixed Index	[XX	]	[XX	]	[XX	]
Fixed Rate	[XX	]	[XX	]	[XX	]

Total Retail Annuities	[XX	]	[XX	]	[XX	]

Institutional
Pension Risk Transfer[1]	[XX	]	[XX	]	[XX	]

Total Institutional Annuities	[XX	]	[XX	]	[XX	]

Total Gross Annuity Sales	[XX	]	[XX	]	[XX	]

1.	Premiums may differ from gross annuity sales, since premiums are recognized as revenue when due while they are included in sales upon deal close, which is confirmed by the counterparty.

2023 vs. 2022

For the year ended December 31, 2023, we reported total gross annuity sales of $[XX] million, compared to gross annuity sales of $[XX] million in the prior year. The increase of $[XX] million is primarily due to the contribution by American National of full year annuity sales, as opposed to their partial year sales in 2022, following the acquisition on May 25, 2022.

2022 vs. 2021

For the year ended December 31, 2022, we reported total gross annuity sales of $[XX] million, compared to gross annuity sales of $[XX] million in the prior year. The increase of $[XX] million is primarily due to the contribution by American National following the acquisition on May 25, 2022 coupled with growth in our pension risk transfer business.

Liquidity and Capital Resources, page 91

6.

If significant to an understanding of your liquidity, please revise future filings to clarify the amount of cash, cash equivalents and short-term investments held by foreign subsidiaries. Please also describe any of these amounts that may not be available for U.S. operations where you consider earnings to be permanently reinvested, to the extent material, and address the potential tax implications of repatriation. Please provide us your proposed revised disclosure.

The Company acknowledges the Staff’s comment and respectfully notes the following for the Staff’s consideration.

The Company’s U.S. insurance subsidiaries have the majority of the Company’s cash and short-term investments and hold approximately 80% of the Company’s total liquidity. The Company’s corporate entity is not encumbered by regulatory capital and liquidity restrictions and has access to additional capital and liquidity in the form of an equity commitment from Brookfield in the amount of $2.0 billion and revolving credit facilities of approximately $1.6 billion that can be deployed to its insurance subsidiaries if required.

The Company and its subsidiaries take an integrated approach to risk management that involves the Company’s risk appetite and capital requirements. The Company’s insurance subsidiaries are well capitalized and are in compliance with all capital requirements imposed by the respective regulators. The Company’s U.S subsidiaries follow the Risk Based Capital (“RBC”) requirements based on the guidelines of the National Association of Insurance Commissioners (“NAIC”).

The Company’s U.S. insurance subsidiaries have additional access to liquidity from sources such as the Federal Home Loan Bank (“FHLB”) programs. As of June 30, 2024, the Company had no drawings and a total of $1.5 billion undrawn commitment available related to this program.

The Company is of the opinion that all of its insurance subsidiaries are well capitalized and have sufficient liquidity to meet their present requirements for the foreseeable future. As a result the Company believes that the likelihood of needing to repatriate funds to its U.S. insurance subsidiaries is unlikely. In the unlikely event that our U.S. insurance subsidiaries would require an injection of capital, the Company would utilize the capital available at the corporate level and would not repatriate capital from foreign insurance subsidiaries.

In light of the Staff’s comment, the Company proposes the following footnote be added under the Total Liquidity table within the Liquidity and Capital Resources section of the MD&A beginning with the next quarterly filing for the quarter ended September 30, 2024:

AS OF DEC. 31 US$ MILLIONS	2023			2022
Cash and cash equivalents	$	[XX	]	$	[XX	]
Liquid financial assets		[XX	]		[XX	]
Undrawn credit facilities		[XX	]		[XX	]

Total Liquidity[1]	$	[XX	]	$	[XX	]

[1].	See “Performance Measures used by Management”.

As of December 31, 2023 and 2022, [XX]% and [XX]%, respectively, of the Company’s Total Liquidity was held by our U.S. insurance subsidiaries.

Brookfield Operating Results, page 94

7.	Please revise future filings to disclose Brookfield’s diluted EPS for each period presented.

The Company acknowledges the Staff’s comment and advises the Staff that in future filings, beginning with its next interim filing for the quarter ended September 30, 2024, the Company will disclose Brookfield’s basic and diluted earnings per share for each period presented.

8.

Please revise future filings to discuss and quantify, to the extent meaningful, the significance of the Company to Brookfield’s net income attributed to shareholders. Please provide us your proposed revised disclosure.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the inclusion of the requested disclosure would not be meaningful to investors. The Company’s net income could be subject to volatility period-over-period due to the risks inherent in its insurance operations, as is the volatility period over period within other Brookfield business lines. In addition, Brookfield reports results under IFRS whereas the Company reports results using U.S. GAAP which could also result in period over period volatility in net income. We are of the opinion that this disclosure would not demonstrate the significance of the Company in relation to Brookfield’s overall operating results.

In order to address the Staff’s comments, the Company respectfully recommends disclosing the percentage of the Company’s Distributable Operating Earnings (“DOE”) included in Brookfield’s total distributable earnings before realization instead of net income.

In light of the Staff’s comment, the Company proposes the following footnote be added under the Brookfield Operating Results table within the Brookfield Operating Results section of the MD&A, beginning with the next interim filing for the quarter ended September 30, 2024.

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	2023			2022			2021
Revenues	$	[XX	]	$	[XX	]	$	[XX	]
Net income		[XX	]		[XX	]		[XX	]
Net income per share:
Basic	$	[XX	]	$	[XX	]	$	[XX	]
Diluted	$	[XX	]	$	[XX	]	$	[XX	]
Distributable earnings before realizations	$	[XX	]	$	[XX	]	$	[XX	]

For the years ended December 31, 2023, 2022 and 2021, Brookfield’s pro rata share of our DOE represented approximately [XX]%, [XX]% and [XX]% of their total distributable earnings before realizations, respectively.

Market Risk, page 95

9.

Please revise future filings to disclose all of the information required by Item 11 of Form 20-F, including quantitative information about market risks in accordance with one of the three disclosure alternatives provided in Item 11(a). Please provide us your proposed revised disclosure.

The Company acknowledges the Staff’s comment and after reviewing the requirements of Item 11 of Form 20-F advises the Staff that in future filings, beginning in the next annual filing on Form 20-F, the Company will revise its disclosure to include quantitative information about each market risk exposure category as set forth below:

Foreign Exchange Rate Risk

“The Company’s obligations under its insurance contracts are denominated in U.S. and Canadian dollars, but a portion of the assets supporting these liabilities are denominated in non-U.S. and non-Canadian dollars. We manage foreign exchange risk primarily using foreign exchange forwards. Our investment policy sets out the foreign currency exposure limits and types of derivatives permitted for hedging purposes.

Our net assets are subject to financial statement translation into U.S. dollars. All of our financial statement translation-related impact from changes in foreign currency rates is recorded in other comprehensive income. Gains and losses from foreign currency transactions of the Company’s invested assets are reported in “Investment related gains (losses)” or “Net investment results from funds withheld” in the statements of operations. Gains and losses from foreign currency transactions of the Company’s insurance liabilities are reported in “Policyholder benefits and claims incurred” in the statements of operations.

The impact on net income resulting from a hypothetical 10% decrease in foreign currencies against the U.S. Dollar, net of the impact of foreign exchange hedging strategies, would not be expected to be material.”

Interest Rate Risk

“Our primary interest rate risk exposure is the exposure of our fixed maturity investment portfolio to interest rate risk and the changes in interest rates. If interest rates were to increase 10% (XX basis points) from levels at December 31, 2023 and 2022, we estimate that the fair value of our fixed maturity securities would decrease by approximately $XX billion and $XX billion in 2023 and 2022 respectively. The impact on total equity of such a decrease (net of income taxes) would be a decrease of approximately $XX million and $XX in 2023 and 2022 in accumulated other comprehensive income and a decrease in total equity. The models used to estimate the impact of a 10% change in market interest rates incorporate numerous assumptions, require significant estimates and assume an immediate and parallel change in interest rates without any management of the investment portfolio in reaction to such change. Consequently, potential changes in the value of our financial instruments indicated by the simulations will likely be different from the actual changes experienced under given interest rate scenarios, and the differences may be material. Because we actively manage our investments and liabilities, our net exposure to interest rates can vary over time. However, any such decreases in the fair value of our fixed maturity securities (unless related to credit concerns of the issuer requiring recognition of a credit loss) would generally be realized only if we were required to sell such securities at losses prior to their maturity to meet our liquidity needs, which we proactively manage. See the Liquidity and Capital Resources section under Item 5.A Operating Results for a further discussion on liquidity.”

Other Price Risk

“Assuming all other factors are constant, if there was a decline in public equity market prices of 10% as of December 31, 2023, 2022 and 2021, we estimate a net decrease to our point-in-time net income (loss) from changes in the fair value of these financial instruments of $XX million, $XX million and $XX million respectively. The financial instruments included in the sensitivity analysis are carried at fair value and changes in fair value are recognized in the statement of operations. These financial instruments include public equity investments, derivative instruments and the Fixed Index Annuity (“FIA”) embedded derivative.”

Non-GAAP Measures—Distributable Operating Earnings, page 101

10.

We note material adjustments in the table reconciling your net income to DOE described as “Net investment gains and losses, including funds withheld” and “Mark-to-market on insurance contracts and other net assets.” Please revise future filings to provide additional detail regarding the items included in these adjustments including reconciling them to other detailed disclosure included in MD&A or financial statement notes to allow an investor to more clearly understand the nature of items excluded from DOE. Please provide us your proposed revised disclosure.

The Company acknowledges the Staff’s comment and advises the Staff that in future filings, beginning with its next interim filing for the quarter ended September 30, 2024, the Company will revise the disclosure to further explain material components of DOE adjustments where material, “Net investment gains and losses, including reinsurance funds withheld” and “Mark-to-market on insurance contracts and other net assets”, along with references to related financial statement notes.

In light of the Staff’s comment, the Company will add the following proposed disclosure as a footnote under the Reconciliation of Non-GAAP measures (Please note that footnote 3 to the disclosure presented below also incorporates the suggested disclosure for comment 12).

Reconciliation of Non-GAAP Measures

The following table reconciles our net income to DOE:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2023	2022	2021
Net income / (loss)	$797	$501	$(112)
Net investment gains and losses, including reinsurance funds withheld[1]	(348)	104	25
Mark-to-market on insurance contracts and other net assets[2,3]	212	(271)	134
Deferred income tax (recovery) expense	14	10	(25)
Transaction costs	40	31	8
Depreciation	30	13	—

DOE	$745	$388	$30

1.

“Net investment gains and losses, including reinsurance funds withheld” represent mark-to-market gains (losses) on our invested assets and reinsurance funds withheld. Mark-to-market gains (losses) on our invested assets are presented as “Investment related gains (losses)” on the statements of operations. See Note 10, “Net Investment Income and Investment

Related Gains (Losses)” of the financial statements for additional details. Mark-to-market gains (losses) on reinsurance funds withheld are included in “Net investment results from reinsurance funds withheld” and represent the change in fair value of its embedded derivative during the period. See Note 9, “Derivative Instruments” of the financial statements for additional details.

2.

“Mark-to-market on insurance contracts and other net assets” principally represents the mark-to-market effect on insurance-related liabilities, net of reinsurance, due to changes in market risks (e.g., interest rates, equity markets and equity index volatility). These mark-to-market effects are primarily included in “Net investment income”, “Interest sensitive contract benefits”, “Change in fair value of insurance-related derivatives and embedded derivatives” and “Change in fair value of market risk benefits” on the statements of operations. See the following notes to the financial statements for additional information: (i) Note 10, “Net Investment Income and Investment Related Gains (Losses)”; (ii) Note 18, “Policyholders’ Account Balances”; (iii) Note 9, “Derivative Instruments”; and (iv) Note 19, “Market Risk Benefits”.

3.

Included in “Mark-to-market on insurance contracts and other net assets” are “returns on equity invested in certain variable interest entities” and “our share of adjusted earnings from our investments in certain associates” as stated in the definition of DOE. “Returns on equity invested in certain variable interest entities” primarily represent equity-accounted income from our investments in real estate partnerships and investment funds and are included in “Net investment income” on the statements of operations. Additionally, “our share of adjusted earnings from our investments in certain associates” represents our share of DOE from American Equity Investment Life Holding Company (“AEL”) following the announcement of our acquisition in the third quarter of 2023, which is no longer applicable given our acquisition of AEL in May 2024.

11.

Please revise future filings to clarify how the tax impact of your adjustments is included in DOE. If it is not, please tell us how you considered the guidance in Question 102.11 of the C&DIs on Non-GAAP Financial Measures. Please provide us your proposed revised disclosure.

The Company acknowledges the Staff’s comment and notes that we use DOE as a supplemental performance measure to help evaluate the performance of our business. We considered the guidance from Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations and submit to the Staff that deferred tax is not included in DOE for the following reasons:

i)

Deferred taxes recorded in the Company’s financial statements occur primarily due to differences in bases between accounting and tax. Upon a business combination, the Company records deferred tax assets or liabilities when the accounting fair values of acquired assets and liabilities assumed as measured under ASC 805, are different than their tax values. The Company excludes depreciation and amortization expense from DOE as these items are not considered a measure of the operating performance of the business, and commensurate with this, deferred tax expense and recovery on the amortization of basis differences is also excluded from DOE.

ii)

Basis differences may also arise when the Company records unrealized fair value changes in financial instruments. Unrealized fair value changes in financial instruments are not reflective of the Company’s ongoing performance or reflect our core operations, and therefore, are excluded from DOE. Commensurate with this, tax expense and recovery that result from changes in accounting basis, as compared to tax basis, are excluded from DOE.

iii)	The Company’s deferred taxes are primarily related to items outside of our performance measure.

iv)

We do not believe deferred taxes reflect the present value of the actual cash tax obligations we will be required to pay. In addition, once deferred taxes are realized they will be reflected in the Company’s DOE in the period realized either as lower current taxes (in the case of previously recorded deferred tax assets) or as higher current taxes (in the case of previously recorded deferred tax liabilities) in the Company’s statement of operations.

v)	DOE incorporates the applicable taxes on other items recognized in DOE.

The Company advises the Staff that it has considered the guidance in Non-GAAP Financial Measures Compliance and Disclosure Interpretations, Question 100.04 and submits to the Staff that it does not believe the adjustment for deferred taxes is an individually tailored recognition and measurement method as the adjustment (i) does not shift the measure from an accrual basis of accounting to cash; (ii) does not adjust line items presented in the Company’s statement of operations; and (iii) does not change the pattern of recognition.

In light of the Staff’s comment, the Company proposes amending the disclosure within the Non-GAAP Measures section of the MDA under the Distributable Operating Earnings sub-section beginning with its next interim filing for the quarter ended September 30, 2024 as follows:

Distributable Operating Earnings

We use Distributable Operating Earnings (“DOE”) to assess operating results and the performance of our businesses. We define DOE as net income after applicable taxes excluding the impact of depreciation and amortization, deferred income taxes related to basis and other changes, and breakage and transaction costs, as well as certain investment and insurance reserve gains and losses, including gains and losses related to asset and liability matching strategies, non-operating adjustments related to changes in cash flow assumptions for future policy benefits and change in market risk benefits, and is inclusive of returns on equity invested in certain variable interest entities and our share of adjusted earnings from our investments in certain associates. In 2023, the Company added clarification in the definition of DOE that non-operating adjustments related to changes in cash flow assumptions for future policy benefits are excluded from DOE.

DOE is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by GAAP. DOE is therefore unlikely to be comparable to similar measures presented by other issuers.

We believe our presentation of DOE is useful to investors because it supplements investors’ understanding of our operating performance by providing information regarding our ongoing performance that excludes items, we believe do not directly affect our core operations. Our presentation of DOE also provides investors with enhanced comparability of our ongoing performance across years.

12.

Please revise future filings to quantify the amounts added back for “returns on equity invested in certain variable interest entities” and “your share of adjusted earnings from your investments in certain associates” for 2023 and 2024. If material, please tell us in detail how these items are accounted for in your financial statements and explain in more detail why you add them back. Additionally, please tell us how you considered the guidance in Question 100.04 of the C&DIs on Non-GAAP Financial Measures in determining that the adjustments were appropriate. Please provide us your proposed revised disclosure.

The Company acknowledges the Staff’s comment and respectfully advises that the adjustments related to the aforementioned items were less than $20 million for the year ended December 31, 2023 and are considered immaterial.

In light of the Staff’s comment, the Company will amend future filings beginning with its next interim filing for the quarter ended September 30, 2024 to include the proposed disclosure provided in the response to comment 10 (footnote 3).

Class A Exchangeable Shares and Class A-1 Exchangeable Shares, page 130

13.

Please revise future filings to clarify the impact on the Company’s financial statements if a holder of Class A or A-1 shares exchanges shares with Brookfield Corporation for one Brookfield Class A Share. Please provide us your proposed revised disclosure.

The Company acknowledges the Staff’s comment and advises the Staff that upon an exchange of exchangeable shares1 into Brookfield Class A Shares, Brookfield issues a Brookfield Class A Share to the exchanging holder in exchange for the Brookfield Class A Shares. In connection with any such exchange, Brookfield acquires such exchangeable share(s) and such exchangeable share(s) remain outstanding and held by Brookfield immediately following such exchange. Therefore, upon consummation of such exchange, there is no impact to the Company’s financial statements. Brookfield, as the sole holder of class C shares of the Company, has the right (but not the obligation) to convert any exchangeable shares held by it (or its subsidiaries) from time to time into class C shares of the Company. If Brookfield exercised the right to convert the exchangeable shares into class C shares of the Company, the Company’s financial statements would be impacted and would reflect an increase in class C shares outstanding and corresponding decrease in exchangeable shares outstanding with the resulting exchange of shares having no impact on total shareholder’s equity.

In order to address the Staff’s comments, in future filings beginning with its next annual filing for the year ended December 31, 2024 the Company will include disclosure materially consistent with the following disclosure:

“In accordance with the bye-laws, Brookfield, as the holder of class C shares, is entitled, from time to time, to convert any exchangeable shares held by it or its subsidiaries (whether acquired by Brookfield pursuant to an exchange of exchangeable shares or otherwise) into class C shares, which, if exercised, will cause the number of outstanding exchangeable shares to be reduced by the number of exchangeable shares converted and correspondingly increase the number of class C shares outstanding.’”

Distributions, page 137

14.

Please revise future filings to disclose the relationship, if any, between the distributable earnings paid quarterly to Class C shares and the non-GAAP financial measure distributable operating earnings disclosed throughout your filing. Please provide us your proposed revised disclosure.

The Company acknowledges the Staff’s comment and advises the Staff that since its formation the Company has not paid any distributions on the Company’s class C shares. However, the Company has adopted a policy that any distributions payable by the Company on the class C shares would be based on the Company’s “distributable earnings”, with “distributable earnings” determined consistent with the Company’s non-GAAP measure of “Distributable Operating Earnings.”

[1]	The Company advises the Staff that effective August 30, 2024, there are no class A-1 exchangeable shares outstanding as such shares were redesignated into class A exchangeable shares.

In order to address the Staff’s comments, in future filings beginning with its next annual filing for the year ended December 31, 2024 the Company will revise its disclosure materially consistent with the following (and further to our response to comment 20, the Company will disclose (if true at the time) that the Company has not to date paid any distributions on its class C shares):

“Our board has adopted a policy that, to the extent the Company pays any distributions on its class C shares, such distributions on the class C shares may be paid quarterly in an amount equal to our company’s Distributable Operating Earnings per class C share after payment of distributions on the class A exchangeable shares, class A-1 exchangeable shares, class B shares and any other shares ranking senior to the class C shares and after reasonable provision for any other applicable obligations and commitments. For further information on Distributable Operating Earnings (including a reconciliation to net income, the most directly comparable GAAP measure), see Item 5.A “Operating Results—Non-GAAP Measures”.

Class A Junior Preferred Shares—Conversion—At the Option of the Holder, page 139

15.

Please revise future filings, as needed, to clarify the conversion terms related to the holder of Class A Junior Preferred Shares. We note disclosure here indicates holders may convert shares into Class C shares while disclosure on page F-17 indicates that holders may convert shares for cash. To the extent that holders can not convert the shares to cash, please tell us how this impacts your classification of the shares as mezzanine equity.

The Company acknowledges the Staff’s comment and advises the Staff that the Class A Junior Preferred Shares are convertible at any time prior to the relevant liquidation date into class C shares of the Company. Further, each Class A Junior Preferred Share, at the option of the holder thereof, is redeemable by the Company at any point one or after the 50th anniversary of the applicable issuance date at a price equal to $25.00 per share plus accrued and unpaid dividends (subject to certain restrictions).

In order to address the Staff’s comments, in future filings beginning with its next annual filing for the year ended December 31, 2024 the Company will clarify its disclosure as follows:

“At the Option of the Holder. Subject to the provisions of the Bermuda Act, our bye-laws and the respective certificate of designation for the Issued Class A Junior Preferred Shares, any holder of Issued Class A Junior Preferred Shares shall be entitled at any time prior to the Liquidation Date (as defined in our bye-laws), to have all, or from time to time any part, of such holder’s Issued Class A Junior Preferred Shares converted into a number of class C shares (which may include a fraction of a class C share) at a conversion rate, for each such Issued Class A Junior Preferred Share in respect of which the conversion right is exercised, equal to the number obtained by dividing US$25.00 together with an amount equal to all distributions accrued and unpaid thereon on a Issued Class A Junior Preferred Share up to but excluding the date fixed for conversion, by the fair market value of a Class C Share as determined by the board. Further, and subject to the provisions of the Bermuda Act, our bye-laws and the respective certificate of designation for the Issued Class A Junior Preferred Shares, each Issued Class A Junior Preferred Share is redeemable at the option of the holder at any point on or after the 50th anniversary of the date of issue at $25 plus accrued and unpaid dividends, subject to certain restrictions. The right of conversion may be exercised by notice in writing given to our company, which notice shall specify the number of Issued Class A Junior Preferred Shares that the holder of Issued Class A Junior Preferred Shares desires to have converted into class C shares or redeemed for cash. Upon receipt of such notice, our company shall, subject to applicable Law, promptly redeem the Issued Class A Junior Preferred Shares subject to the notice in exchange for the issue to the converting holder of Issued Class A Junior Preferred Shares of the requisite number of class C shares or the payment of cash, as applicable, and our company will cancel the converted Issued Class A Junior Preferred Shares subject to the notice effective concurrently therewith.”

Note 1. Organization and Description of the Company, page F-12

16.	Please tell us in detail and revise disclosure in future filings to explain why the financial statements are labeled as “combined”.

The Company acknowledges the Staff’s comment and confirms that the reference to combined financial statements reflects the inclusion of comparative results for the year ended December 31, 2021 in the Company’s 2023 combined consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows. This 2021 financial statement information reflects the Company’s PRT business and other investments (the “Business”) that were historically owned and operated by Brookfield Corporation (formerly Brookfield Asset Management Inc.), through its operating entities, and which were subject to a reorganization that resulted in their acquisition by BAM Re Holdings, a subsidiary of the Company, prior to their spin-off by Brookfield Corporation on June 28, 2021. As the contributed net assets were under the common control and management of Brookfield Corporation, the Company has reflected the Business in its statements of operations, comprehensive income (loss), changes in equity, and cash flows on a combined basis prior to the spin-off. As comparative 2021 financial information will prospectively cease to be included in the Company’s consolidated financial statements starting in 2024, such statements will no longer refer to a combined basis of presentation.

Notes to Financial Statements, page F-12

17.	Please revise future filings to disclose all of the information required by ASC 944-505-50. Please provide us your proposed revised disclosure.

The Company acknowledges the Staff’s comment and in future filings, beginning with its next interim filing for the quarter ended September 30, 2024, the Company will revise the disclosure to include statutory accounting practices and statutory restrictions on the payment of dividends and other distributions to stockholders, in accordance with ASC 944-505-50.

In light of the Staff’s comment, the Company proposes the following disclosure be added as new Note 29 to its financial statements:

NOTE 29. STATUTORY FINANCIAL INFORMATION AND DIVIDEND RESTRICTIONS

The Company’s insurance subsidiaries are subject to insurance laws and regulations in the jurisdictions in which they operate, including the U.S., Bermuda, Canada and the Cayman Islands. Certain regulations include restrictions that limit the dividends or other distributions, such as loans or cash advances, available to stockholders without prior approval of the insurance regulatory authorities. The difference between financial statements prepared for insurance regulatory authorities and GAAP financial statements vary by jurisdiction.

U.S. Statutory Requirements

The Company’s U.S. insurance subsidiaries prepare financial statements in accordance with statutory accounting practices prescribed or permitted by the insurance department of each subsidiary’s state of domicile, which include certain components of the National Association of Insurance Commissioners (“NAIC”) Statutory Accounting Principles (“SAP”). NAIC SAP is intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting practices continue to be established by individual state laws and permitted practices. Modifications by the various state insurance departments may impact the statutory capital and surplus of these insurance subsidiaries.

Statutory accounting differs from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions and valuing securities on a different basis. In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus.

The Company’s U.S. insurance subsidiaries are subject to certain Risk Based Capital (“RBC”) requirements as defined by the NAIC. RBC requirements require a certain amount of capital and surplus to be maintained based upon various risk factors of each insurance company. The Company’s insurance subsidiaries in the U.S. met the minimum regulatory requirements.

Bermuda Statutory Requirements

The Company’s Bermuda-domiciled insurance subsidiaries are licensed by the Bermuda Monetary Authority (“BMA”). These subsidiaries prepare statutory financial statements that are generally equivalent to GAAP financial statements, with the exception of prudential filters, which include adjustments to eliminate non-admitted assets non-admissible for solvency purposes, and permitted practices granted by the BMA.

The subsidiaries are subject to the Insurance Act 1978, as amended (the “Bermuda Insurance Act”). Under the Bermuda Insurance Act, these subsidiaries are required to maintain minimum statutory capital and surplus equal to the greater of a minimum solvency margin and the enhanced capital requirement as determined by the BMA. The Company’s insurance subsidiaries in Bermuda met the minimum solvency and minimum liquidity regulatory requirements, which include the Enhanced Capital Requirement (“ECR”), calculated based on the Bermuda Solvency Capital Requirement (“BSCR”) model, which is a risk-based model that takes into account the risk characteristics of different aspects of the insurance company’s business.

Other Statutory Requirements

The Company’s Canadian insurance subsidiaries prepare statutory financial statements under International Financial Reporting Standards (“IFRS”), which also comply with specifications provided by the Office of the Superintendent of Financial Institutions (“OSFI”). The subsidiaries are subject to the Life Insurance Capital Adequacy Test (“LICAT”) as determined by OSFI, which requires an insurance company to maintain a certain amount of capital and surplus to meet the minimum LICAT ratio. All applicable subsidiaries met the minimum regulatory requirements.

The Company’s Cayman-domiciled insurance subsidiaries are licensed as a Class D Insurer by the Cayman Islands Monetary Authority (“CIMA”) and are subject to a regulatory minimum capital requirement as well as RBC requirements as defined by NAIC. All applicable subsidiaries met the minimum regulatory requirements.

Statutory Financial Information

The following tables provide the statutory capital and surplus as well as net income (loss) of the Company’s primary insurance entities:

AS OF DEC. 31 US$ MILLIONS	2023		2022
Statutory capital and surplus:
American National’s U.S. life insurance entities	[XX	]	[XX	]
American National’s U.S. property and casualty insurance entities	[XX	]	[XX	]
Argo Re Ltd.	[XX	]	[XX	]
Argo’s U.S. property and casualty insurance entities	[XX	]	[XX	]
BAC	[XX	]	[XX	]
NER Ltd.	[XX	]	[XX	]
NER SPC	[XX	]	[XX	]

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2023		2022		2021
Statutory net income (loss):
American National’s U.S. life insurance entities	[XX	]	[XX	]	[XX	]
American National’s U.S. property and casualty insurance entities	[XX	]	[XX	]	[XX	]
Argo Re Ltd.	[XX	]	[XX	]	[XX	]
Argo’s U.S. property and casualty insurance entities	[XX	]	[XX	]	[XX	]
BAC	[XX	]	[XX	]	[XX	]
NER Ltd.	[XX	]	[XX	]	[XX	]
NER SPC	[XX	]	[XX	]	[XX	]

Prescribed and Permitted Statutory Accounting Practices

Certain insurance subsidiaries of American National use prescribed and permitted statutory accounting practices that differ from the statutory accounting practices found in NAIC SAP. These prescribed and permitted practices are described as follows:

•

American National has been granted a permitted practice from the Texas Department of Insurance to recognize an admitted asset related to the notional value of coverage defined in an excess of loss reinsurance agreement. The permitted practice increases the statutory capital and surplus of American National by [x] million as of December 31, 2023. The statutory capital and surplus of American National would have remained above authorized control level RBC had it not used the permitted practice.

•

One of American National’s insurance subsidiaries has been granted a permitted practice from the Missouri Department of Insurance to record as the valuation of its investment in a wholly-owned subsidiary that is the attorney-in-fact for a Texas domiciled insurer, the statutory capital and surplus of the Texas domiciled insurer. This permitted practice increases the statutory capital and surplus of American National Property and Casualty Company (“ANPAC”) by [x] million as of December 31, 2023. The statutory capital and surplus of both ANPAC and its wholly owned Texas domiciled insurer would have remained above the authorized control level RBC had it not used the permitted practice.

Statutory Dividend Restrictions

The ability of the Company’s insurance subsidiaries to pay dividends, or other distributions, to their parent companies (and ultimately the Company) is subject to certain restrictions imposed by the jurisdictions of domicile that regulate these insurance subsidiaries, and each jurisdiction typically has calculations for the amount of dividends that an insurance company can pay without the prior approval of the insurance regulatory authorities.

The following provides a summary of statutory restrictions on the payment of dividends for the Company’s insurance subsidiaries in various jurisdictions:

•

U.S. insurance entities – Various state insurance laws restrict the amount that may be transferred to the parent company by its insurance subsidiaries in the form of dividends without prior approval of the insurance regulatory authorities. These restrictions are based, in part, on the prior year’s statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior regulatory approval. Dividends in larger amounts, or extraordinary dividends, are subject to the approval by the insurance commissioner of the applicable state of domicile.

The following are dividend restrictions applicable to American National’s U.S. insurance subsidiaries:

•	American National Insurance Company (“ANICO”) is permitted without prior approval of the Texas Department of Insurance to pay total dividends of up to [x] million during 2024.

•	ANPAC is permitted without prior approval of the Missouri Department of Insurance to pay total dividends of up to [x] million during 2024.

•

American National Life Insurance Company of New York and Farm Family Casualty Insurance Company are permitted without prior approval of the New York State Department of Financial Services to pay total dividends of up to [x] million and [x] million during 2024, respectively.

The following are dividend restrictions applicable to Argo’s U.S. insurance subsidiaries:

•	Argonaut Insurance Company, an insurance subsidiary of Argo, is permitted without prior approval of the Illinois Division of Insurance to pay total dividends of up to [x] million during 2024.

•

Rockwood Casualty Insurance Company, an insurance subsidiary of Argo, is permitted without prior approval of the Pennsylvania Department of Insurance to pay total dividends of up to [x] million during 2024.

•

Bermuda insurance entities – Under the Bermuda Insurance Act, Bermuda insurance entities such as Argo Re Ltd. (“Argo Re”) and NER Ltd. are generally prohibited from declaring or paying, in any financial year, dividends of more than 25% of its prior financial year’s total statutory capital and surplus unless it files with the BMA an affidavit signed by at least two directors and the principal representative in Bermuda stating that it will continue to meet its relevant margins. The maximum amount available for payment of dividends without prior regulatory approval during 2024 is [x] million for Argo Re and [x] million for NER Ltd.

•

Other insurance entities – As a Canadian insurance subsidiary, BAC may declare dividends subject to it continuing to meet its capital requirements and maintaining adequate and appropriate forms of liquidity in addition to complying with related regulations under the Insurance Companies Act (Canada) and requirements of OSFI. As an insurance subsidiary domiciled in the Cayman Islands, NER SPC is required to notify and/or seek approval from CIMA prior to the payment of dividends or distributions to its parent company.

Note 2. Summary of Significant Accounting Policies—Adoption of New Accounting Standards ASC 2018-12, page F-14

18.

We note you converted to US GAAP on January 1, 2023 and also adopted LDTI on the same date with a transition date of January 1, 2021. Please explain to us how you adopted LDTI and measured the impact at transition considering the prior periods were prepared under IFRS. Additionally, please tell us where the transition information required by ASC 944-40-65-2.g and .h is disclosed. As needed, please ensure your disclosure in future filings clearly explains your transition approach with LDTI.

The Company respectfully advises the Staff that as a result of the conversion of its basis of accounting to US GAAP on January 1, 2023, the Company filed a Current Report on 6-K on June 28, 2023 that re-casted the financial statements previously prepared in accordance with IFRS and included in its Annual Report on Form 20-F for the year-ended December 31, 2022 to US GAAP. In Note 2 Significant Accounting Policies to the re-casted financial statements included in the Current Report, it was disclosed that the Company’s financial statements as at and for the year ended December 31, 2020 were re-casted to US GAAP prior to its adoption of LDTI and that such financial statements reflected solely the financial position and results of operations of the Company’s predecessor company Brookfield Annuity Holdings Inc.

The Company adopted LDTI under the modified retrospective approach with a transition date of January 1, 2021. The impact at transition was determined by taking the difference between the measurement of balances impacted by the measurement and/or recognition requirements of LDTI as of December 31, 2020 based on US GAAP prior to adoption of LDTI and the balances remeasured upon adoption of LDTI. The qualitative and quantitative information regarding the transition adjustments in accordance with ASC 944-40-65-2.g were disclosed in the Company’s Annual Report on Form 20-F for the year-ended December 31, 2023 as follows:

•	Decrease of $1 million and $135 million in opening retained earnings and accumulated other comprehensive income, respectively in Note 2

•	Transition impacts on the future policy benefits of $126 million is disclosed in Note 16

The Company had no market risk benefits in the year ended December 31, 2020, and consequently, transition information required by ASC 944-40-65-2.h was not considered to be applicable.

Class A exchangeable shares, page F-16

19.

Please tell us how you determined that Class A and A-1 exchangeable shares should not be classified as mezzanine equity. Specifically, tell us how you considered if the shares had redemption terms that were outside your control. Please reference all authoritative and non-authoritative guidance you considered in your determination.

The Company confirms that its exchangeable shares do not contain any features that allow holders to redeem their shares for cash or other assets that would require classification within temporary equity in accordance with ASC 480-10-S99-3A. The Company respectfully advises the Staff that while the exchangeable shares allow for redemption upon liquidation, dissolution, or wind-up, such events are considered to meet the definition of ordinary liquidation events as contemplated by ASC 205-30-20, and consequently do not result in temporary equity classification as discussed in S99-3A(3)(f) which states that “ordinary liquidation events, which involve the redemption and liquidation of all of an entity’s equity instruments for cash or other assets of the entity, do not result in an equity instrument being subject to ASR 268”. Outside of these ordinary liquidation events, neither class of shares are redeemable.

The Company further advises the Staff that while the exchangeable shares are exchangeable with Brookfield Corporation for one Brookfield Corporation Class A share or its cash equivalent, any such obligation is a contractual obligation of Brookfield Corporation, and the Company has no obligation to deliver Brookfield Class A shares or cash.

Earnings per share, page F-28

20.

We note disclosure that, “Our Board of Directors has adopted a policy that class C share distributions will be paid quarterly in an amount equal to the Company’s distributable earnings…” Please tell us where these distributions are presented in the statement of cash flows or revise your disclosure accordingly here and elsewhere as needed, if these distributions have not been made.

The Company acknowledges the Staff’s comment and advises that Staff that since its formation the Company has not paid any distributions on the Company’s class C shares.

The Company further advises that Staff that in future filings beginning with its next annual filing for the year ended December 31, 2024 the Company will clarify (if true at the time) that the Company has not paid any distributions on the Company’s class C shares or, conversely, will disclose the amount of distributions paid on the Company’s class C shares.

Foreign Currencies, page F-28

21.	If material, please revise future filings to disclose the aggregate transaction gain or loss included in determining net income for each period presented. Refer to ASC 830-20-50-1 for guidance.

The Company acknowledges the Staff’s comment and respectfully advises that the adjustments related to the aforementioned item were less than $20 million for the year ended December 31, 2023 and are not expected to be material in the future. The Company advises the Staff that to the extent the aggregate transaction gains or losses in determining net income are material in the future, the Company will disclose such transaction gains or losses in accordance with ASC 830-20-50-1.

Note 21. Corporate and Subsidiary Borrowings, page F-78

22.	Please revise future filings to disclose the weighted average interest rate for short-term borrowings and the interest rate for long-term debt. Refer to ASC 210-10-S99-1. 19 and.22 for guidance.

The Company acknowledges the Staff’s comment and in future filings, beginning with its next interim filing for the quarter ended September 30, 2024, the Company will revise the disclosure to include the weighted average interest rate for short-term borrowings and the interest rate for long-term debt in accordance with ASC 210.

23.	Please revise future filings to disclose the carrying amount and classification of any assets pledged as collateral for your borrowings. Refer to ASC 860-30-50-1A.b.1 for guidance.

The Company acknowledges the Staff’s comment and in future filings, beginning with its next interim filing for the quarter ended September 30, 2024, the Company will revise the disclosure to include the carrying amount and classification of any assets pledged as collateral for its borrowings, in accordance with ASC 860.

Note 22. Income Taxes, page F-79

24.

In light of the significant reconciling item due to differences of foreign taxes from U.S. statutory taxes in the statutory tax rate reconciliation, please revise here or in MD&A in future filings to quantify pre-tax income and income tax expense by country, disclose the statutory tax rate of each country and discuss tax structures and strategies that results in a large portion of your taxable income being derived from foreign countries with low tax rates. Please provide us your proposed revised disclosure.

The Company acknowledges the Staff’s comment and in future filings, beginning with its next annual filing on Form 20-F, proposes the following disclosures be added within the MD&A under a new section called Income Taxes.

Income tax expense (recovery) was calculated based on the following income (loss) before income taxes by jurisdiction:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2023		2022		2021
United States	[XX	]	[XX	]	[XX	]
Canada	[XX	]	[XX	]	[XX	]
Bermuda	[XX	]	[XX	]	[XX	]
Other	[XX	]	[XX	]	[XX	]

Income (loss) before income taxes	[XX	]	[XX	]	[XX	]

The following table presents income tax expense (recovery) attributable to continuing operations by jurisdiction:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2023		2022		2021
United States	[XX	]	[XX	]	[XX	]
Canada	[XX	]	[XX	]	[XX	]
Bermuda	[XX	]	[XX	]	[XX	]
Other[1]	[XX	]	[XX	]	[XX	]

Income (loss) before income taxes	[XX	]	[XX	]	[XX	]

1	No other country greater than 10%

The statutory income tax rate has been calculated as the sum of total assets in each jurisdiction multiplied by that jurisdiction’s applicable statutory tax rate. The 2023 applicable statutory tax rates by jurisdiction were as follows: Bermuda (XX%), United States (XX%) and Canada (XX%).

Note 27. Segment Reporting, page F-85

25.

Please revise future filings to disclose the amount of revenue attributed to your country of domicile and any other country with a material amount of revenue. Refer to ASC 280-10-50-41.a. for guidance. Please provide us your proposed revised disclosure.

The Company acknowledges the Staff’s comment and in future filings, beginning with its next annual filing on Form 20-F, will disclose the amount of revenue attributed to the country of domicile and any other country with a material amount of revenue under Note 27: Segment Reporting.

In light of the Staff’s comment, the Company will add the following proposed disclosure.

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2023		2022		2021
United States	[XX	]	[XX	]	[XX	]
Canada	[XX	]	[XX	]	[XX	]
Bermuda	[XX	]	[XX	]	[XX	]
Other[1]	[XX	]	[XX	]	[XX	]

Total revenue	$—		$—		$—

[1]	No other country greater than 10%

General

26.

We note disclosure throughout your filing that appear to be related to accounting policies no longer in effect for any periods presented. For example, DAC amortization on pages 32 and 33 and disclosures starting with “prior to the adoption of LDTI.” Please tell us why this disclosure is relevant or, if appropriate, remove it in future filings.

The Company acknowledges the Staff’s comment and advises the Staff that in future filings, beginning with its next annual filing on Form 20-F, the Company will remove references to disclosure related to accounting policies that are no longer in effect for any period presented in the applicable filing.

Form 6-K Filed August 14, 2024

Note 2. Summary of Significant Accounting Policies, page 9

27.	We note the material amount of VOBA recognized at June 30, 2024. Please revise future filings to disclosure your amortization policy and tell us the guidance you considered in determining your policy.

The Company acknowledges the Staff’s comment and in future filings, beginning with its next interim filing for the quarter ended September 30, 2024, the Company will disclose our amortization policy. The Company considered the guidance in ASC 944-805-35-1 and established an amortization policy on a basis that is consistent with the related policyholder liabilities.

The Company respectfully notes for the Staff’s consideration that the material amount of VOBA recognized as at June 30, 2024 relates to the acquisition of AEL and is amortized based on the in-force portfolio (policy count) of the associated products. This is also consistent with the amortization of deferred acquisition costs for similar annuity products.

Note 22. Income Taxes, page 58

28.

Please provide us an accounting analysis that details the key facts, judgments and specific accounting guidance that you considered in recognizing and measuring the material deferred tax asset related to the new CIT regime in Bermuda. Please revise future filings to provide appropriate information to allow investors to understand your income tax determinations.

The Company acknowledges the Staff’s comment and provides the following accounting analysis for the Staff’s consideration.

On December 27, 2023, the government of Bermuda enacted a corporate income tax (“CIT”) which is largely based on the rules of the OECD’s Pillar II/Global Minimum Tax initiative (“Pillar II”). The new CIT introduced a 15% statutory income tax rate applicable to certain Bermuda tax resident entities and Bermuda establishments that are constituent entities of a multinational group that meet certain revenue thresholds (at least €750M in at least 2 of the 4 preceding fiscal years).

The new Bermuda CIT introduces an economic transition adjustment (“ETA”) which allows for an elective increase or decrease in the tax basis of assets and liabilities (excluding goodwill) held as of September 30, 2023 to fair value. It also allows for the recognition of a DTA related to the value of “identifiable intangible assets” that may be amortized over 10 years, beginning January 1, 2025. Examples of identifiable intangible assets include brand and trade names, software, customer relationships, and the value of in-force insurance business.

On January 16, 2024, the Bermuda government published an updated FAQ to add that the ETA can apply to “customer or supplier relationships between separate legal entities, whether intragroup or with third parties.”

ASC740, Accounting for Income Taxes, requires the effects of changes in tax laws or rates to be recognized in the period in which the law is enacted, regardless of the effective date. The enactment of the Bermuda CIT regime applies to the Company since it meets the revenue threshold and has companies operating in Bermuda.

The following briefly summarizes the impact of the Bermuda CIT on the Company and its constituent entities:

With the release of the new Bermuda guidance which included expanded definitions of valuing intangibles, and with the increase of forecasted taxable income in Bermuda, the Company revisited its position with respect to the Economic Transition Adjustment (“ETA”) calculation and election of its Bermuda consolidated group. The Company engaged a service provider to refine the impact of the Bermuda CIT and conduct a detailed calculation of intangible asset values. As a result of this analysis, an additional DTA was recognized in Q2 2024 relating to the identified intangible assets. The Company estimated the fair value of the identifiable intangible assets using discounted cash flow models.

The recognition of the additional DTA was treated as a change in estimate pursuant to the guidelines of ASC 250. Given the future taxable income forecasted within the Company’s Bermuda group, the Company expects to incur and pay taxes in Bermuda beginning in 2025. Accordingly, the Company does not believe it needs to recognize any valuation allowance in relation to its Bermuda DTA on intangible assets.

In light of the Staff’s comment, the Company will amend its disclosure beginning with the next interim filing to include the appropriate information to allow investors to understand our income tax determination.

*****

If there are additional comments or questions, please do not hesitate to contact the undersigned at (416) 369-4918.

Very truly yours,

By:	/s/ Thomas Corbett

Name:	Thomas Corbett
Title:	Chief Financial Officer, Brookfield Wealth Solutions Ltd.

cc: Mile T. Kurta, Torys LLP